CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 West Alabama, Suite 1150                           M Gregory Cutler, Esq.**
Houston, Texas 77098
(713) 888-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                                 August 9, 2010

Kei Nakada, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  HST Global, Inc
     8-K filed June 28, 2010
     File No. 000-15303

Ms. Nakada:

     This letter accompanies Amendment No. 1 to HST Global, Inc.'s Current Report on Form 8-K filed August 10, 2010, and originally filed June 28, 2010.
It also references the Company's Amendment No. 1 to its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2010, which will be filed shortly. We are in receipt of your letter dated June 30, 2010 regarding the Item 4.02 8-K filed June 28, 2010 by HST Global, Inc. (the "Company"), and are in the process of responding to your comments. This letter corresponds in part and number to the comments of your letter. As a courtesy, a marked copy of both the 8-K Amendment and the provisional changes to the 10-Q.

1. Please note that you are required to provide your independent account with a copy of the Item 4.02 disclosure no later than the day that you file the disclosure with the Commission. Please obtain a letter from your independent accountant that states whether the independent accountant agrees with your Item 4.02 disclosures and amend your Form 8-K to file the letter as an exhibit thereto. Such letter must be filed within two business days of your receipt, Refer to Item 304(c) of Regulation S-K.

Please be advised that we provided a copy of the Item 4.02 disclosure to Madsen & Associates one day prior to filing the original Form 8-K. We did not receive a response from Madsen & Associates until August 6, 2010, as Mr. Madsen was out of the country until then. The letter from Madsen & Associates has been filed with the 8-K amendment.

2. Please amend your Item 4.02 disclosure to state how and when you plan to resolve this non-reliance of your financial statements that were included in your Form 10-Q for the quarterly period ended March 31,2010. Your disclosure should state whether and when you plan to amend your From 10-Q to specifically state that the financial statements were not reviewed and why they were not reviewed. Your disclosure should also state whether and when you plan to amend your Form 10-Q to include the reviewed financial statements. If you do not plan to make these amendments, please tell us why you do not believe these amendments are necessary.

We have amended our Item 4.02 disclosure to state that on August 6, 2010, our 10-Q was reviewed by Madsen & Associates, and that we have amended our Form 10-Q to make some minor changes suggested by Madsen & Associates. We will file the 10-Q as soon as the Company's management approves the filing.

3. Please confirm that you will reconsider your disclosure controls and procedures and internal controls over financial reporting in light of this non-reliance of your March 31, 2010 financial statements. Please also confirm thai you will modify your disclosures under Item 4 of your amended Form 10-Q to reflect this reconsideration accordingly.

We have amended our Form 10-Q to reflect the additional material weakness regarding the delay in auditor review of our financial statements.

4. Please note that Item 4.02 are required to be furnished within four business days of determining that your financial statements should no longer be relied upon. Your failure to meet this deadline may disqualify you from filing certain 33 Act Forms in the future.

We note this requirement and apologize for the delay.

                                      ****

The Company and its management hereby acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HST Global, Inc.

By: \s\ Ronald R. Howell
    --------------------
Ronald R. Howell
President

                                      ****

     Please do not hesitate to contact our office should you have any questions or concerns on this matter.

                                   Very truly yours,


                                   M Gregory Cutler
                                   Cutler  law  Group